Exhibit 3.2

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.           Name of corporation:  Applied Solar, Inc.

2.           The articles have been amended as follows (provide article numbers, if available):

Article Fourth has been deleted and replaced in its entirety with:

"FOURTH:  The total number of authorized stock that may be issued by the corporation is Three Billion (3,000,000,000) shares of common stock, with a par value of $0.001 per share, and no other class of stock shall be authorized.  Said shares may be issued by the corporation from time to time for such consideration as may be fixed by the board of directors."

3.           The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  51%

4.           Effective date of filing (optional):

5.           Officer Signature (required):  /s/ Dalton Sprinkle